Exhibit 10.11
Portions of this exhibit marked [*] are omitted and are requested to be treated confidentially.
LICENSE AGREEMENT
     THIS LICENSE AGREEMENT (this “Agreement”) dated as of December 6, 2006 (the “Effective Date”) is entered into between TMRC CO., LTD., a privately-held corporation organized under the laws of Japan (“TMRC”), having a place of business at 4-3 Akasaka, 3-chome, Minato-ku, Tokyo 107-0052, Japan and INNOVIVE PHARMACEUTICALS, INC., a corporation organized under the laws of the State of Delaware, U.S.A. (“Innovive”), having a place of business at 555 Madison Avenue, New York, NY 10022, U.S.A.
     WHEREAS, TMRC owns or has rights in the Technology (as defined below).
     WHEREAS, Innovive desires to obtain an exclusive license under TMRC’s rights in the Technology on the terms and conditions set forth below.
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as follows:
     1. DEFINITIONS
     For purposes of this Agreement, the terms defined in this Section 1 shall have the respective meanings set forth below:
          1.1 “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person. A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.
          1.2 “Competent Authority(ies)” shall mean, collectively, the governmental entities in each country in the Territory responsible for (a) the regulation of any Product intended for use in the Field, including the FDA, (b) the establishment, maintenance and/or protection of rights related to the Licensed Patent Rights, or (c) any other applicable regulatory or administrative agency in any country in the Territory that is comparable to, or a counterpart of, the foregoing.
          1.3 “FDA” shall mean the Food and Drug Administration of the United States, or the successor thereto.
          1.4 “Field 1” shall mean the pharmaceutical prevention or treatment in humans of the following indications: acute promyelocytic leukemia (APL), “ Field 2” shall mean the pharmaceutical prevention or treatment in humans of the following indications : multiple myeloma (MM), myelodysplatic syndrome (MDS), and all solid tumor indications and “Field” shall collectively mean Field 1 and Field 2.
          1.5 “First Commercial Sale” shall mean, with respect to any Product, the first sale of such Product after all applicable marketing and pricing approvals (if any) have been granted by the applicable governing health authority of such country.
          1.6 “ Joint Work” shall mean work in which TMRC participates by means of payment in part relating to animal studies and human clinical trial of Product in Field 1 to be conducted by Innovive, as listed on Exhibit C .
          1.7 “Licensed IP Rights” shall mean, collectively, the Licensed Patent Rights, Licensed Trademark Rights and the Licensed Know-How Rights.
          1.8 “Licensed Know-How Rights” shall mean all trade secret and other know-how rights in and to all data, information, compositions and other technology (including, but not limited to, formulae, procedures, protocols, techniques and results of experimentation and testing) that are not Licensed Patent Rights and which are available to TMRC and are necessary or useful for Innovive to make, use, develop, sell or seek regulatory approval to market a composition, or to practice any method or process, at any time claimed or disclosed in any issued patent or pending patent application within the Licensed Patent Rights or which otherwise relates to the Technology.
          1.9 “Licensed Patent Rights” shall mean (a) the patents and patent applications listed on Exhibit A hereto, (b) all U.S. Canadian and Mexican patents and patent applications that claim or cover the Technology in which TMRC heretofore or hereafter has an ownership or
(sub)licensable interest, (c) all divisions, continuations, continuations-in-part, that claim priority to, or common priority with, the patent applications listed in clauses (a) — (b) above or the patent applications that resulted in the patents described in clauses (a) — (b) above, and (d) all patents that have issued or in the future issue from any of the foregoing patent applications, including utility, model and design patents and certificates of invention, together with any reissues, reexaminations, renewals, extensions or additions thereto.
          1.10 “Licensed Trademark Rights” shall mean all common law rights and registered rights in and to the Trademark.
          1.11 “NDA” shall mean a New Drug Application, or similar application for marketing approval of a Product for use in the Field submitted to the FDA, or its foreign equivalent.
          1.12 “Net Sales” shall mean, with respect to any Product, the gross sales price of such Product invoiced by Innovive and its sublicensees or its Affiliate to customers who are not Affiliates (or are Affiliates but are the end users of such Product) less, to the extent actually paid or accrued by Innovive and its sublicensees or its Affiliate (as applicable), (a) credits, allowances, discounts and rebates to, and chargebacks from the account of, such customers for nonconforming, damaged, out-dated and returned Product; (b) freight and insurance costs incurred by Innovive and its sublicensees or its Affiliate (as applicable) in transporting such Product to such customers; (c) cash, quantity and trade discounts, rebates and other price reductions for such Product given to such customers under price reduction programs; (d) sales, use, value-added and other direct taxes incurred on the sale of such Product to such customers; (e) customs duties, tariffs, surcharges and other governmental charges incurred in exporting or importing such Product to such customers; (f) sales commissions incurred on the sale of such Product to such customers; and (g) an allowance for uncollectible or bad debts determined in accordance with generally accepted accounting principles.
          1.13 “Person” shall mean an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.
          1.14 “Phase II Clinical Trial” shall mean a human clinical trial in any country in the Territory that is sponsored by Innovive or its Affiliate and that is intended to initially evaluate the effectiveness of a Product for a particular indication or indications in patients with the disease or indication under study or would otherwise satisfy requirements of 21 CFR 312.21(b), or its foreign equivalent.
          1.15 “Product(s)” shall mean any therapeutic or preventative pharmaceutical product made from or comprising Technology for human use in the Field.
          1.16 “Registration(s)” shall mean any and all permits, licenses, authorizations, registrations or regulatory approvals (including NDAs) required and/or granted by any Competent Authority as a prerequisite to the development, manufacturing, packaging, marketing and selling of any product.
          1.17 “Royalty Term” shall mean, with respect to each Product in each country, the term for which a Valid Claim remains in effect and would be infringed but for the license granted by this Agreement, by the use, offer for sale, sale or import of such Product in such country.
          1.18 “Technology” shall mean the compound known as TM-411 (Tamibarotene) listed on Exhibit B and any parts, analogs or derivatives thereof.
          1.19 “Territory” shall mean North America (the United States of America, Canada, and Mexico).
          1.20 “Third Party” shall mean any Person other than TMRC, Innovive and their respective Affiliates.
          1.21 “Trademark” shall mean a trademark defined in the letter agreement titled “Re: Trademark relating to TM411 dated December 5th, 2006.
          1.22 “Valid Claim” shall mean a claim of an issued and unexpired patent or Trademark included within the Licensed Patent Rights and Licensed Trademark Rights, which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.
     2. REPRESENTATIONS AND WARRANTIES
     Each party hereby represents and warrants to the other party as follows:
          2.1 Corporate Existence. Such party is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated.
          2.2 Authorization and Enforcement of Obligations. Such party (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder, and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such party, and constitutes a legal, valid, binding obligation, enforceable against such party in accordance with its terms.
          2.3 No Consents. All necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by such party in connection with license of this Agreement have been obtained.
          2.4 No Conflict. The execution and delivery of this Agreement and the performance of such party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations, and (b) do not conflict with, or constitute a default under, any contractual obligation of it.
          2.5 Licensed IP Rights. As to TMRC only, TMRC (a) is the sole owner or exclusive licensee of the Licensed IP Rights, and except as TMRC has expressly informed Innovive in writing prior to the date of this Agreement, has not granted to any Third Party any license or other interest in the Licensed IP Rights in Territory, (b) is not aware of any Third Party patent, patent application or other intellectual property rights that would be infringed (i) by practicing any process or method or by making, using or selling any composition which is claimed or disclosed in the Licensed Patent Rights or which constitutes Licensed Know-How Rights, or (ii) by making, using or selling Products, and (c) is not aware of any infringement or misappropriation by a Third Party of the Licensed IP Rights.
          2.6 TMRC’s REPRESENTATION AND WARRANTIES. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT NOTHING IN THIS AGREEMENT IS OR SHALL BE CONSTRUED AS (i) A WARRANTY OR REPRESENTATION BY TMRC AS TO THE VALIDITY OR SCOPE OF ANY LICENSED PATENT RIGHTS (ii) A WARRANTY OR REPRESENTATION THAT ANYTHING MADE, USED, SOLD, OR OTHERWISE DISPOSED OF UNDER ANY LICENSE GRANTED IN THIS AGREEMENT IS OR WILL BE FREE FROM INFRINGEMENT OF PATENTS OR OTHER INTELLECTUAL PROPERTY OF THIRD PARTIES; OR (iii) A REPRESENTATION OR WARRANTY BY TMRC OF THE ACCURACY, SAFETY, OR USEFULNESS FOR ANY PURPOSE OF ANY TMRC KNOW-HOW AT ANY TIME MADE AVAILABLE BY TMRC. TMRC SHALL HAVE NO LIABILITY WHATSOEVER TO INNOVIVE OR ANY OTHER PERSON FOR OR ON ACCOUNT OF ANY INJURY, LOSS, OR DAMAGE, OF ANY KIND OR NATURE,

SUSTAINED BY, OR ANY DAMAGE ASSERTED OR ASSERTED AGAINST, OR ANY OTHER LIABILITY INCURRED BY OR IMPOSED ON INNOVIVE OR ANY OTHER PERSON, ARISING OUT OF IN CONNECTION WITH OR RESULTING FROM (A) THE PRODUCTION, USE , OR SALE OF ANY PRODUCT BY INNOVIVE, OR THE PRACTICE OF THE LICENSED PATENT RIGHTS BY INNOVIVE~~;~~ OR (B) THE USE BY INNOVIVE OF ANY TMRC KNOW-HOW, AND INNOVIVE SHALL HOLD TMRC, OR ITS OFFICERS, EMPLOYEES , OR AGENTS, HARMLESS IN THE EVENT TMRC, OR ITS OFFICERS, EMPLOYEES, OR AGENTS, IS HELD LIABLE THEREFOR, EXCEPT TO THE EXTENT RESULTING FROM THE NEGLIGENCE OR WILLFUL MISCONDUCT OF TMRC OR ITS OFFICERS, EMPOYEES, OR AGENTS.
     3. LICENSE GRANT
          3.1 Licensed IP Rights. TMRC hereby grants to Innovive an exclusive license (with the right to grant sublicenses ) under the Licensed IP Rights to conduct research and to develop, make, have made, use, offer for sale, sell and import Products in the Territory for use in the Field 1, and Field 2 under Section 3.6.
          3.2 Availability of the Licensed IP Rights. TMRC shall provide Innovive with a copy of all information available to TMRC (including information regarding the Japanese filing for the product) relating to the Licensed IP Rights, Products or Technology, including without limitation: (a) regulatory submissions including all protocols, protocol amendments and investigator brochures, (b) communications with the Competent Authorities (including the minutes of any meetings as well as all pharmacovigilance documents heretofore or hereafter prepared), (c) trial master files, including case report forms, (d) listings and tables of results from the clinical trials, (e) treatment-related serious adverse event reports from the clinical trials, (f) storage of and access permission to any retained samples of materials used in clinical trials, and (g) access to CROs involved in the clinical trials. Innovive shall provide TMRC, at TMRC’s cost and to the extent Innovive is not legally or contractually prohibited therefrom, with all data and reports developed by Innovive under this Agreement and are specific to the Licensed IP Rights. Innovive shall grant to TMRC a nonexclusive license to use such data and reports outside the Territory, subject to TMRC paying to Innovive such costs, and Innovive grants to TMRC’s other licensees of the Technology, to the extent Innovive is not legally or contractually prohibited therefrom, a nonexclusive license to use such data and reports in the Field outside the Territory subject to a royalty to be mutually agreed upon by the parties in good faith prior to the granting of such license.
Notwithstanding foregoing TMRC has joint ownership for the data and reports accrued from Joint Work and TMRC is free to use such data and reports in and outside the Territory without any restriction.
          3.3 Technical Assistance. For a period of [*] following the date of this Agreement, Innovive may request that TMRC provides directly , or indirectly if reasonably possible to TMRC, such technical assistance to Innovive in Field 1as Innovive reasonably requests regarding the Licensed IP Rights, Products or Technology, including without limitation making all data relevant to regulatory filings available to Innovive and providing to Innovive all or part of TMRC’s inventory of GMP and non-GMP Technology as the parties mutually agree. In the

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

event TMRC has adequate personnel available, TMRC shall undertake such technical assistance on Innovive’s behalf. Innovive shall pay to TMRC its pre-approved, documented reasonable costs including but not limited to all salary, round trip fee and accommodation fee of providing such technical assistance. In addition, upon signing of this agreement, TMRC will make available to Innovive an English translation of the Japanese summary of approval.
          3.4 Registrations. TMRC acknowledges and agrees that Innovive shall own all Registrations for Products for use in the Field in each country in the Territory. TMRC hereby grants to Innovive a free-of-charge right to reference and use and have full access to all other Registrations and all other regulatory documents that relate to the Licensed IP Rights, Products or Technology, including INDs, BLAs, NDAs and DMFs (whether as an independent document or as part of any NDA, and all chemistry, manufacturing and controls information), and any supplements, amendments or updates to the foregoing (for the purposes of this Section, the “Right of Reference”) which TMRC has right to do so. Innovive shall have the right to (sub)license the Right of Reference to its sublicensees and Affiliates. TMRC shall promptly notify Innovive of any written or oral notices received from, or inspections by any Competent Authority relating to any such Registrations, and shall promptly inform Innovive of any responses to such written notices or inspections and the resolution of any issue raised by such Competent Authority. During the time that TMRC is the holder of a Registration, Innovive shall be entitled to attend any major meetings and participate in telephone calls with the Competent Authorities, including without limitation any major meeting preparation, meeting co-ordination and preparation of minutes.
          3.5 Product Supply. Subject to the terms and conditions contained herein, Innovive shall purchase all the requirements of the pharmaceutical Products in the Territory from TMRC at a price of [*] Japanese Yen (¥[*]) per 2mg Tamibarotene tablet. Innovive shall provide TMRC with an annual non-binding forecast by calendar quarter Innovive’s estimated requirements. If purchase of the pharmaceutical Products is not feasible due to a problem in compliance with regulations in the Territory, or due to TMRC’s inability or unwillingness to provide the total amounts required by Innovive, then the parties shall discuss in good faith how to solve such problem and explore the alternatives including allowing Innovive to manufacture product on its own. If after such good faith discussions it becomes clear that TMRC is unable to provide such required amounts of Product due toTMRC’s inability or unwillingness, then Innovive shall have the right to manufacture the Product itself, or to purchase the pharmaceutical Products from Third Parties; provided, however, that TMRC, Innovive and such Third Parties shall in good faith discuss terms and conditions concerning such Third Parties’ manufacture. Within [*] months of the Effective Date, TMRC and Innovive shall enter into a definitive agreement of Supply Agreement separately, on the terms and conditions outlined in this section 3.5 to cover manufacture and supply of Products to Innovive.
          3.6 First Refusal Right. With respect to the use of the Technology for either multiple myeloma or a solid tumor indication (including hepatic cancer), within [*] months following the date that (a) TMRC has provided to Innovive completed Phase II data from an applicable clinical trial sponsored by or for TMRC, or (b) if TMRC did not sponsor such a clinical trial, upon written notice to Innovive regarding any such use, Innovive shall have the exclusive right and option to include all patent and other intellectual property regarding such use within the scope of the Licensed IP Rights in Field 2 and included within the license grant to Innovive set forth in Section 3.1. Such right and option may be exercised at any time within such [*] months by

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

Innovive sending to TMRC written notice of such exercise. Upon exercise of such right and option, all patent and other intellectual property regarding such use shall be included within the scope of the Licensed IP Rights and included within the license grant to Innovive set forth in Section 3.1, and Innovive shall owe any applicable milestone payments for such indication as set forth in Section 4.3. If the [*] months expires with respect to a use and Innovive has not provided such written notice, Innovive shall retain the right to negotiate in good faith for any other such uses.
     4. FINANCIAL CONSIDERATIONS
          4.1 Royalties.
               4.1.1 Royalty Rate. In consideration for the licenses granted to Innovive herein, during the Royalty Term for a Product, Innovive shall pay to TMRC royalties, with respect to each Product, equal to (a) [*] percent ([*]%) of Net Sales of such Product by Innovive, its Affiliates and its sublicensees up to [*] US Dollars ($[*] USD) in any calendar year, (b) [*] percent ([*]%) of Net Sales of such Product by Innovive , its Affiliates and its sublicensees in excess of [*] US Dollars ($[*] USD) but less than [*] US Dollars ($[*] USD) in any calendar year, and (c) [*] percent ([*]%) of Net Sales of such Product by Innovive, its Affiliates and its sublicensees in excess of [*] US Dollars ($[*] USD) in any calendar year. Innovive shall use the Trademark on any Product; provided, however, that Innovive may cease to use the Trademark if the registration of Trademark is not obtained. During the Royalty Term for a Product, Innovive shall pay to TMRC an additional royalty of [*] percent ([*] %) of Net Sales of such Product by Innovive and its Affiliates.
               4.1.2 Third Party Royalties. If Innovive, its Affiliates or sublicensees is required to pay royalties to any Third Party in order to exercise its rights hereunder to make, have made, use, sell, offer to sale or import any Product, then Innovive shall have the right to credit one hundred percent (100%) of such Third Party royalty payments against the royalties owing to TMRC under Section 4.1.1 above with respect to sales of such Product in such country; provided, however, that Innovive shall not reduce the amount of the royalties paid to TMRC under Section 4.1.1 above by reason of this Section 4.1.2, with respect to sales of such Product in such country, to less than [*] percent ([*]%) of Net Sales of such Product in such country.
          4.2 Combination Products. If a Product consists of components that are covered by a Valid Claim and components that are not covered by a Valid Claim, then for purposes of the royalty payments under Section 4.1 for Net Sales of such Products, such Net Sales, prior to the royalty calculation set forth in Section 4.1, first shall be multiplied by the fraction A/(A+B), where A is the value of the component covered by the Valid Claim as reasonably determined by Innovive, and B is the value of the component that is not covered by the Valid Claim as reasonably determined by Innovive, and such resulting amount shall be the “Net Sales” for purposes of the royalty calculation in Section 4.1 for such Product.
          4.3 Milestones. Innovive shall pay to TMRC the following milestone payments within thirty (30) days following the first achievement of the applicable milestone:
          (i)Upon signing of this Agreement, Innovive shall pay TMRC ¥10,000,000 in cash

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

(ii)Upon 1st Patient Enrollment in the 1st US Bridging Study for pharmacokinetic analysis to demonstrate bioequivalency of a Product in non-Asian individuals, Innovive shall pay TMRC ¥ [*] in cash; provided, however, that TMRC shall pay to Innovive the sum of up to ¥[*] at maximum at 1st Patient Enrollment for Joint Work listed on Exhibit C.
(iii)Upon 1st NDA submission in the Territory, Innovive shall pay TMRC ¥[*] in cash
(iv)Upon 1st NDA Approval in the Territory, Innovive shall pay TMRC ¥[*] in cash
(v)Upon the First Commercial Sale for the first Product in the Territory, Innovive shall pay TMRC ¥[*] in cash
(vi)Upon achieving Net Sales of US $[*] ($[*] USD) in one calendar year in the Territory, Innovive shall pay TMRC ¥[*] in cash
(vii)Upon the exercise of Innovive’s right of first refusal as set forth in Section 3.6 for a MM use, Innovive shall pay TMRC ¥[*] in cash
(viii)At FDA approval of an NDA for a Product with specific application for MM, Innovive shall pay TMRC ¥[*] in cash
(ix)At exercise of each right of first refusal as set forth in Section 3.6 for solid tumor indications, Innovive shall pay TMRC ¥[*] in cash
(x)At each FDA approval of an NDA for a Product with specific application for solid tumor indications, Innovive shall pay TMRC ¥[*] in cash
     5. ROYALTY REPORTS AND ACCOUNTING
          5.1 Royalty Reports. Within sixty (60) days after the end of each calendar quarter during the term of this Agreement following first to occur of the First Commercial Sale of a Product and the receipt by Innovive or its Affiliates of Net Sublicensing Revenues, Innovive shall furnish to TMRC a quarterly written report showing in reasonably specific detail (a) the calculation of Net Sales during such calendar quarter; (b) the calculation of Net Sublicensing Revenues for such quarter; (c) the calculation of the royalties, if any, that shall have accrued based upon such Net Sales and Net Sublicensing Revenues; (d) the withholding taxes, if any, required by law to be deducted with respect to such sales; and (e) the exchange rates, if any, used in determining the amount of United States dollars. With respect to sales of Products invoiced in United States dollars, the gross sales, Net Sales and royalties payable shall be expressed in United States dollars. With respect to (i) Net Sales invoiced in a currency other than United States dollars and (ii) cash consideration paid in a currency other than United States dollars by Innovive’s sublicensees hereunder, all such amounts shall be expressed both in the currency in which the distribution is invoiced and in the United States dollar equivalent. The United States dollar equivalent shall be calculated using the average of the exchange rate (local currency per US$1) published in The Wall Street Journal, Western Edition, under the heading “Currency Trading” on the last business day of each month during the applicable calendar quarter.

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

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          5.2 Audits.
               5.2.1 Upon the written request of TMRC and not more than once in each calendar year, Innovive shall permit an independent certified public accounting firm of nationally recognized standing selected by TMRC and reasonably acceptable to Innovive, at TMRC’s expense, to have access during normal business hours to such of the financial records of Innovive as may be reasonably necessary to verify the accuracy of the payment reports hereunder for the eight (8) calendar quarters immediately prior to the date of such request (other than records for which TMRC has already conducted an audit under this Section.
               5.2.2 If such accounting firm concludes that additional amounts were owed during the audited period, Innovive shall pay such additional amounts within thirty (30) days after the date TMRC delivers to Innovive such accounting firm’s written report so concluding. The fees charged by such accounting firm shall be paid by TMRC; provided, however, if the audit discloses that the royalties payable by Innovive for such period are more than [*] percent ([*]%) of the royalties actually paid for such period, then Innovive shall pay the reasonable fees and expenses charged by such accounting firm.
               5.2.3 TMRC shall cause its accounting firm to retain all financial information subject to review under this Section 5.2 in strict confidence; provided, however, that Innovive shall have the right to require that such accounting firm, prior to conducting such audit, enter into an appropriate non-disclosure agreement with Innovive regarding such financial information. The accounting firm shall disclose to TMRC only whether the reports are correct or not and the amount of any discrepancy. No other information shall be shared. TMRC shall treat all such financial information as Innovive’s Confidential Information
     6. PAYMENTS
          6.1 Payment Terms. Royalties shown to have accrued by each royalty report provided for under Section 5 above shall be due on the date such royalty report is due. Payment of royalties in whole or in part may be made in advance of such due date.
          6.2 Exchange Control. If at any time legal restrictions prevent the prompt remittance of part or all royalties with respect to any country in the Territory where the Product is sold, Innovive shall have the right, in its sole discretion, to make such payments by depositing the amount thereof in local currency to TMRC’s account in a bank or other depository institution in such country. If the royalty rate specified in this Agreement should exceed the permissible rate established in any country, the royalty rate for sales in such country shall be adjusted to the highest legally permissible or government-approved rate.
          6.3 Withholding Taxes. Innovive shall be entitled to deduct the amount of any withholding taxes, value-added taxes or other taxes, levies or charges with respect to such amounts, other than United States taxes, payable by Innovive, its Affiliates or sublicensees, or any taxes required to be withheld by Innovive, its Affiliates or sublicensees, to the extent Innovive, its Affiliates or sublicensees pay to the appropriate governmental authority on behalf of TMRC such taxes, levies or charges. Innovive shall use reasonable efforts to minimize any such taxes, levies or charges required to be withheld on behalf of TMRC by Innovive, its Affiliates or sublicensees.

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

Innovive promptly shall deliver to TMRC proof of payment of all such taxes, levies and other charges, together with copies of all communications from or with such governmental authority with respect thereto.
     7. RESEARCH AND DEVELOPMENT OBLIGATIONS
          7.1 Research and Development Efforts. Innovive shall use its commercially reasonably efforts to conduct such human clinical trials as Innovive determines are necessary or desirable to obtain regulatory approval to manufacture and market such Products as Innovive determines are commercially feasible in the Territory in accordance with Exhibit D hereto, and shall use its commercially reasonably efforts to obtain regulatory approval to market, and following approval to commence marketing and market each such Product in such countries in the Territory as Innovive determines are commercially feasible in accordance with Exhibit D hereto. TMRC shall supply Innovive with pharmaceutical products for such human clinical trials. The quantity and price of such products shall be determined between TMRC and Innovive, separately but shall not exceed [*]. Innovive will not publish any preclinical studies of Tamibarotene without a prior written approval from the TMRC, such approval not to be unreasonably withheld. Innovive shall grant to TMRC to the extent Innovive is not legally or contractually prohibited therefrom, a nonexclusive license to use data based on such human clinical trials and regulatory approval in the Field outside the Territory, subject to TMRC paying Innovive’s costs to provide such data to TMRC, and Innovive grants to TMRC’s other licensees of the Technology, to the extent Innovive is not legally or contractually prohibited therefrom, a nonexclusive license to use such data in the Field outside the Territory subject to a royalty to be mutually agreed upon by the parties in good faith prior to the granting of such license. Notwithstanding foregoing TMRC has joint ownership for the data based on such human clinical trials and regulatory approval accrued from Joint Work and TMRC and TMRC’s licensees are free to use such data and reports outside the Territory and within the Territory outside the Field without any restriction.
          7.2 Records. Innovive shall maintain records, in sufficient detail and in good scientific manner, which shall reflect all work done and results achieved in the performance of its research and development regarding the Products.
          7.3 Reports. Within ninety (90) days following the end of each half calendar year during the term of this Agreement, Innovive shall prepare and deliver to TMRC a written summary report which shall describe (a) the research performed to date employing the Licensed IP Rights, (b) the progress of the development, and testing of Products in clinical trials, and (c) the status of obtaining regulatory approvals to market Products and Innovive shall inform TMRC of the new development of clinical trial and regulatory approval from time to time.
     8. CONFIDENTIALITY
          8.1 Confidential Information. During the term of this Agreement, and for a period of [*] years following the expiration or earlier termination hereof, each party shall maintain in confidence all information of the other party that is disclosed by the other party and identified as, or acknowledged to be, confidential at the time of disclosure (the “Confidential Information”), and shall not use, disclose or grant the use of the Confidential Information except on a need-to-know basis to those directors, officers, affiliates, employees, permitted licensees,

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

permitted assignees and agents, consultants, clinical investigators or contractors, to the extent such disclosure is reasonably necessary in connection with performing its obligations or exercising its rights under this Agreement. To the extent that disclosure is authorized by this Agreement, prior to disclosure, each party hereto shall obtain agreement of any such Person to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by this Agreement. Each party shall notify the other promptly upon discovery of any unauthorized use or disclosure of the other party’s Confidential Information.
          8.2 Permitted Disclosures. The confidentiality obligations contained in Section 8.1 above and 8.3 below shall not apply to the extent that (a) any receiving party (the “Recipient”) is required (i) to disclose information by law, regulation or order of a governmental agency or a court of competent jurisdiction, or (ii) to disclose information to any governmental agency for purposes of obtaining approval to test or market a product, provided in either case that the Recipient shall provide written notice thereof to the other party and sufficient opportunity to object to any such disclosure or to request confidential treatment thereof; or (b) the Recipient can demonstrate that (i) the disclosed information was public knowledge at the time of such disclosure to the Recipient, or thereafter became public knowledge, other than as a result of actions of the Recipient in violation hereof; (ii) the disclosed information was rightfully known by the Recipient (as shown by its written records) prior to the date of disclosure to the Recipient by the other party hereunder; (iii) the disclosed information was disclosed to the Recipient on an unrestricted basis from a source unrelated to any party to this Agreement and not under a duty of confidentiality to the other party; or (iv) the disclosed information was independently developed by the Recipient without use of the Confidential Information disclosed by the other party. Notwithstanding any other provision of this Agreement, Innovive may disclose Confidential Information of the TMRC relating to information developed pursuant to this Agreement to any Person with whom Innovive has, or is proposing to enter into, a business relationship, as long as such Person has entered into a confidentiality agreement with Innovive.
          8.3 Terms of this Agreement. Except as otherwise provided in Section 8.2 above, TMRC and Innovive shall not disclose any terms or conditions of this Agreement to any Third Party without the prior consent of the other party. Notwithstanding the foregoing, prior to execution of this Agreement, Innovive and TMRC have agreed upon the substance of information that can be used to describe the terms of this transaction for IPO, equity financing and actual investors, and Innovive and TMRC may disclose such information, as modified by mutual agreement from time to time, without the other party’s consent.
     9. PATENTS
          9.1 Patent Prosecution and Maintenance. Innovive shall have the right to control, at [*] cost, the preparation, filing, prosecution and maintenance of all patents and patent applications within the Licensed Patent Rights. Innovive shall give TMRC an opportunity to review and comment on the text of each patent application subject to this Section 9.1 before filing, and shall supply TMRC with a copy of such patent application as filed, together with notice of its filing date and serial number. TMRC shall cooperate with Innovive, execute all lawful papers and instruments and make all rightful oaths and declarations as may be necessary in the preparation, prosecution and maintenance of all patents and other filings referred to in this Section 9.1. TMRC has joint ownership for the patent accrued in the course of Joint Work and TMRC is free to practice

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

the inventions claimed in such patent outside Territory and within the Territory outside the Field without any restriction. If Innovive, in its sole discretion, decides to abandon the preparation, filing, prosecution or maintenance of any patent or patent application in the Licensed Patent Rights, then Innovive shall notify TMRC in writing thereof and following the date of such notice (a) TMRC may control, at [*] cost, the preparation, filing, prosecution and maintenance of such patents and patent applications, and (b) Innovive shall thereafter have no license under this Agreement to such patents and patent applications. TMRC represents and warrants that as of the Effective Date and throughout the term of this Agreement (i) TMRC has and shall maintain the exclusive rights in Territory to control the preparation, filing, prosecution and maintenance of all patents and patent applications within the Licensed Patent Rights, and (ii) TMRC has and shall maintain the necessary rights to grant to Innovive the right to control, with a prior consent of TMRC’s licensors of the Licensed Patents Rights, the preparation, filing, prosecution and maintenance of all patents and patent applications within the Licensed Patent Rights as set forth in this Agreement.
          9.2 Notification of Infringement. Each party shall notify the other party of any substantial infringement in the Territory known to such party of any Licensed Patent Rights and shall provide the other party with the available evidence, if any, of such infringement.
          9.3 Enforcement of Patent Rights. Innovive, at [*] expense, shall have the right to determine the appropriate course of action to enforce Licensed Patent Rights or otherwise abate the infringement thereof, to take (or refrain from taking) appropriate action to enforce Licensed Patent Rights, to defend any declaratory judgments seeking to invalidate or hold the Licensed Patent Rights unenforceable, to control any litigation or other enforcement action and to enter into, or permit, the settlement of any such litigation, declaratory judgments or other enforcement action with respect to Licensed Patent Rights, in each case in Innovive’s own name and, if required by law, in the name of TMRC and shall consider, in good faith, the interests of TMRC in so doing. If Innovive does not, within one hundred twenty (120) days of receipt of notice from TMRC, abate the infringement or file suit to enforce the Licensed Patent Rights against at least one infringing party in the Territory, TMRC shall have the right to take whatever action it deems appropriate to enforce the Licensed Patent Rights; provided, however, that, within thirty (30) days after receipt of notice of TMRC’s intent to file such suit, Innovive shall have the right to jointly prosecute such suit and to fund up to [*] the costs of such suit. The party controlling any such enforcement action shall not settle the action or otherwise consent to an adverse judgment in such action that diminishes the rights or interests of the non-controlling party without the prior written consent of the other party. All monies recovered upon the final judgment or settlement of any such suit to enforce the Licensed Patent Rights shall be shared, after reimbursement of expenses, in relation to the damages suffered by each party.
          9.4 Cooperation. In any suit to enforce and/or defend the License Patent Rights pursuant to this Section 9, the party not in control of such suit shall, at the request and expense of the controlling party, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

     10. TERMINATION
          10.1 Expiration. Subject to Sections 10.2 and 10.4 below, this Agreement shall expire on the expiration of the last to expire Valid Claim or, if later, fifteen (15) years from the date of First Commercial Sale of the Product in the Territory. Upon expiration of this Agreement (a) Innovive shall have a fully paid-up, non-exclusive license under the Licensed Know-How Rights and Licensed Trademark Rights to make, have made, use, sell, offer for sale and import Products in the Territory for use in the Field, and (b) Section 3.4 shall survive.
          10.2 Termination by Innovive. In the event of material change in the safety profile of the Product which makes it impossible to continue the development of the Product to obtain regulatory approval, Innovive shall have the right to terminate this Agreement upon ninety (90) days advance written notice to TMRC. In this case, TMRC shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property obtained in the course of development of the Product and all embodiments of such intellectual property shall be promptly delivered to it upon any such termination of this Agreement. Furthermore Innovive shall pay equivalent money of milestone payments for Field 1 described in Section 4.3 (ii), (iii) and (iv) to TMRC, which have not been paid at the time of termination of this Agreement under Section 10.2, within thirty (30) days of such termination. Section 10.2 shall survive termination of this Agreement.
          10.3 Except as otherwise provided in Section 12, Innovive may terminate this Agreement upon or after the breach of any material provision of this Agreement by TMRC if TMRC has not cured such breach within ninety (90) days after notice thereof by Innovive; provided, however, if any default is not capable of being cured within such ninety (90) day period and TMRC is diligently undertaking to cure such default as soon as commercially feasible thereafter under the circumstances, Innovive shall have no right to terminate this Agreement.
          10.4 Termination by TMRC . Except as otherwise provided in Section 12, TMRC may terminate this Agreement upon or after the breach of any material provision of this Agreement by Innovive if Innovive has not cured such breach within ninety (90) days after notice thereof by TMRC; provided, however, if any default is not capable of being cured within such ninety (90) day period and Innovive is diligently undertaking to cure such default as soon as commercially feasible thereafter under the circumstances, TMRC shall have no right to terminate this Agreement. Notwithstanding termination by TMRC under this Section 10.4, any royalties or milestone payments that have accrued prior to such termination shall survive such termination.
          10.5 Insolvency or Bankruptcy. To the extent permitted by applicable laws, either party may, in addition to any other remedies available to it by law or in equity, terminate this Agreement, in whole or in part, by written notice to the other party in the event the other party shall have become insolvent or bankrupt, or shall have made assignment for the benefit of its creditors, or there shall have been appointed a trustee or receiver of the other party. The parties agree that , (i) in the event of the commencement of a bankruptcy proceeding by or against Innovive under applicable laws that has not been dismissed or resolved within ninety (90) days, TMRC shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property obtained in the course of development of the Product and all embodiments of such intellectual property shall be promptly delivered to it upon any such termination of this

Agreement, upon expiration of such ninety (90) day period upon its written request therefore, unless Innovive elects to continue to perform all of its obligations under this Agreement or (ii) in case of a commencement of bankruptcy proceeding by or against TMRC under applicable laws, TMRC shall, free of charge, furnish Innovive with TMRC’s data under Licensed Know-How Rights which TMRC has at the time of such commencement and TMRC has right to do so.
          10.6 Effect of Expiration or Termination. Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination, and the provisions of Sections 8, 9, 10, 11 and 13 shall survive the expiration or termination of this Agreement. Upon any termination of this Agreement, TMRC shall grant a direct license to any sublicense of Innovive hereunder having the same scope as such sublicense and on terms and conditions no less favorable to such sublicensee than the terms and conditions of this Agreement, provided that such sublicensee is not in default of any applicable obligations under this Agreement and agrees in writing to be bound by the terms and conditions of such direct license.
     11. INDEMNIFICATION
          11.1 Indemnification. Innovive shall defend, indemnify and hold TMRC harmless from all losses, liabilities, damages and expenses (including attorneys’ fees and costs) incurred as a result of any claim, demand, action or proceeding arising out of any breach of this Agreement by Innovive, or the gross negligence or willful misconduct of Innovive in the performance of its obligations under this Agreement, except in each case to the extent arising from the gross negligence or willful misconduct of TMRC or the breach of this Agreement by TMRC.
          11.2 Procedure. TMRC promptly shall notify Innovive of any liability or action in respect of which TMRC intends to claim such indemnification and Innovive shall have the right to assume the defense thereof with counsel selected by Innovive. The indemnity agreement in this Section 11 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of Innovive, which consent shall not be withheld unreasonably. The failure to deliver notice to Innovive within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve Innovive of any liability to TMRC under this Section 11, but the omission so to deliver notice to Innovive will not relieve it of any liability that it may have to TMRC otherwise than under this Section 11. TMRC under this Section 11, its employees and agents, shall cooperate fully with Innovive and its legal representatives in the investigation and defense of any action, claim or liability covered by this indemnification.
          11.3 Insurance. Innovive shall maintain product liability insurance with respect to the research, development, manufacture and sales of Products by Innovive in such amount as Innovive customarily maintains with respect to the research, development, manufacture and sales of its similar products. Innovive shall maintain such insurance for so long as it continues to research, develop, manufacture or sell any Products, and thereafter for so long as Innovive customarily maintains insurance covering the research, development, manufacture or sale of its similar products.

     12. FORCE MAJEURE
     Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected party including but not limited to fire, floods, embargoes, war, acts of war (whether war be declared or not), acts of terrorism, insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party.
     13. MISCELLANEOUS
          13.1 Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the parties hereto to the other party shall be in writing, delivered by any lawful means to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

If to TMRC:	TMRC Co., Ltd.
4-3, Akasaka 3-chome, Minato-ku-
Tokyo 107-0052
Attention: Takeki Baba, Director Legal Dept.

If to Innovive:	Innovive Pharmaceuticals, Inc.
555 Madison Avenue, 25th Floor
New York, NY 10022, U.S.A.
Attention: Eric Poma, VP Business Development
          13.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of England, without regard to the conflicts of law principles thereof.
          13.3 Arbitration. Any dispute, controversy or claim initiated by either party arising out of or relating to this Agreement, its negotiations, execution or interpretation, or the performance by either party of its obligations under this Agreement (other than (a) any dispute, controversy or claim regarding the validity, enforceability, claim construction or infringement of any patent rights, or defenses to any of the foregoing, or (b) any bona fide third party action or proceeding filed or instituted in an action or proceeding by a Third Party against a party to this agreement), whether before or after termination of this Agreement, shall be finally resolved by binding arbitration. Whenever a party shall decide to institute arbitration proceedings, it shall give prompt written notice to that effect to the other party. Any such arbitration shall be conducted in the English language under the International Dispute Resolution Procedures and Arbitration Rules of the American Arbitration Association (the “Rules”) by a panel of three (3) arbitrators appointed in accordance with such Rules. Any such arbitration shall be held in New York, NY if Innovive is a defendant or in Tokyo, Japan if TMRC is a defendant. The method and manner of discovery in any such arbitration proceedings shall be governed by the Rules. The arbitrators shall have the authority to grant specific performance and to allocate between the parties the costs of arbitration (including attorneys’ fees and expenses of the parties) in such equitable manner as they determine.

Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrators hereunder or pending the arbitrators’ determination of any dispute, controversy or claim hereunder.
          13.4 Assignment. Innovive shall not assign its rights or obligations under this Agreement without the prior written consent of TMRC; provided, however, that Innovive may, without such consent, assign this Agreement and its rights and obligations hereunder (a) to any Affiliate, or (b) in connection with the transfer or sale of all or substantially all of its business, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement.
          13.5 Waivers and Amendments. No change, modification, extension, termination or waiver of this Agreement, or any of the provisions herein contained, shall be valid unless made in writing and signed by duly authorized representatives of the parties hereto.
          13.6 Entire Agreement. This Agreement embodies the entire agreement between the parties and supersedes any prior representations, understandings and agreements between the parties regarding the subject matter hereof except secrecy agreement as of June 26, 2006 between TMRC and Innovive. There are no representations, understandings or agreements, oral or written, between the parties regarding the subject matter hereof that are not fully expressed herein except the secrecy agreement as of June 26, 2006 between TMRC and Innovive. Nothing in this Agreement removes or overrides any right of action by any party in respect of any fraudulent misrepresentation, fraudulent concealment or other fraudulent action.
          13.7 No Benefit to Third Parties. The provisions of this Agreement are for the sole benefit of the parties and their successors and permitted assigns, and shall not be construed as conferring any rights in any other Persons. The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement. No Person who is not a party to this Agreement (including any employee, officer, agent, representative, licensee or subcontractor of either party) shall have the right (whether under the Contracts (Rights of Third Parties) Act 1999 or otherwise) to enforce any term of this Agreement which expressly or by implication confers a benefit on that Person without the express prior agreement in writing of the parties, which agreement must refer to this Section 13.7.
          13.8 Severability. Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of this Agreement in any other jurisdiction.

          13.9 Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.
          13.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Effective Date.

TMRC CO., LTD.

By:

Name: Hisao Ekimoto
Title: Representative Director
Executive Vice President

INNOVIVE PHARMACEUTICALS, INC.

By:

Name:

Title :

EXHIBIT A
Licensed Patent Rights
US Patent [*] (PCT/[*] regarding manufacturing method)
US Patent Publication [*] (PCT/[*] regarding Polymorphism)
CANADA Publication [*] (PCT/[*] regarding Polymorphism)
New Application for usage (regarding combination use) (PCT application of which is planned.)

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

EXHIBIT B
TM-411 (Tamibarotene)

EXHIBIT C
Joint Work
1)	1st US Bridging Study for pharmacokinetic analysis to demonstrate bioequivalency in non-Asian individuals,

2)	[*]

3)	[*]

4)	Others defined

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

EXHIBIT D
Innovive’s Clinical Trial and Schedule
Pivotal Study
A Phase II Study of Tamibarotene in Patients With Relapsed or Refractory Acute Promyelocytic Leukemia
     Design: Open-label, non-randomized study
       Subject: Adult patients with relapsed or refractory acute promyeloctic leukemia (APL) Objectives
1)	Determine PK profile of Tamibarotene (monotherapy) in APL

2)	Determine safety and tolerability of Tamibarotene in APL
       Treatment
1)	Induction therapy
20 patients will receive oral tamibarotene of 6mg/m2/day for 56 days at maximum
2)	Consolidation therapy
Morphologic leukemia-free or CR patients in induction therapy will receive oral tamibarotene of 6mg/m2/day for 28 days, 2-3 cycles.

Preparation period:	February 2007 – March 2007
Study period:	March 2007 – February 2008
Interim meeting:	August 2007
Study report:	April 2008